VERSABANK

Annual Meeting of Shareholders
London, Ontario – Thursday, April 24, 2025

REPORT OF VOTING RESULTS

In accordance with section 11.3 of NI 51-102 - Continuous Disclosure Obligations, the following sets out the voting results of the matters voted on at the Annual Meeting of Shareholders of VersaBank (the "Bank") held on April 24, 2025. Each of the matters set out below is described in greater detail in the Management Proxy Circular mailed to shareholders prior to the meeting.

1. Election of Directors

Each of the following nominees was elected as a director of the Bank.

NOMINEE	FOR	% FOR	WITHHELD	% WITHHELD
The Honourable Frank Newbould	10,013,335	98.97	104,228	1.03
Robbert-Jan Brabander	9,933,208	98.18	184,352	1.82
David A. Bratton	9,826,370	97.12	291,190	2.88
Gabrielle Bochynek	9,954,965	98.39	162,595	1.61
Peter M. Irwin	9,866,106	97.51	251,454	2.49
Richard Jankura	9,959,038	98.43	158,522	1.57
Arthur Linton	9,930,273	98.15	187,287	1.85
Susan T. McGovern	9,470,605	93.61	646,955	6.39
Paul G. Oliver	9,953,995	98.38	163,568	1.62
David R. Taylor	10,024,905	99.08	92,658	0.92

2. Appointment of Auditors

Ernst & Young LLP was reappointed as auditors of the Bank.

FOR	% FOR	WITHHELD	% WITHHELD
11,940,845	98.83	141,631	1.17

Dated this 25th day of April 2025.

VERSABANK

"Brent T. Hodge"

Brent T. Hodge
SVP, General Counsel & Corporate Secretary